Exhibit 99.1

Vermilion Energy Trust Announces 2009 Canadian and US Tax Information

CALGARY, Alberta--(BUSINESS WIRE)--March 1, 2010--Vermilion Energy Trust (“Vermilion” or the “Trust”) (VET.UN-TSX) announces the 2009 tax treatment on distributions for unitholders in Canada and the United States.

Canadian Individual Unitholders:

For the 2009 taxation year, the treatment of distributions is 100% return on capital (taxable income).

For purposes of the Canadian Income Tax Act, the Trust is a mutual fund trust. Each year, an income tax return is filed by the Trust with the taxable income allocated to and taxable in the hands of unitholders. Distributions paid by the Trust can be both a return of capital (i.e. a repayment of a portion of the investment) and a return on capital (i.e. income).

Each year the taxable income portion or return on capital, is calculated and reported in the Trust’s T3 return and allocated to each unitholder who received distributions for that taxation year and reported in Box 26 ‘Other income’ on the T3 Supplementary forms, which are mailed to unitholders before March 31st in accordance with regulatory requirements. Registered unitholders will receive a T3 Supplementary form directly from the Trust’s transfer agent, Computershare Trust Company of Canada. Beneficial unitholders will receive a T3 Supplementary form from their broker or other intermediary. The T3 slip will report both the taxable and non-taxable income components of their distributions. The tax deferred, or return of capital component of distributions which is reported in Box 42 “Amount Resulting in Cost Base Adjustment” reduces the unitholder’s adjusted cost base of trust units.

Unitholders who hold their investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund, Deferred Profit Sharing Plan, Registered Education Savings Plan or any other types of registered plans need not report any income related to trust unit distributions on their 2009 income tax return.

The following table sets out the allocation of the Canadian 2009 monthly distributions:

Payment Date		Record Date		Total Distribution	Tax Deferred Amount	Taxable Amount (Income)
Feb 16	2009	Jan 30	2009	0.19000	0.00000	0.19000
Mar 16	2009	Feb 27	2009	0.19000	0.00000	0.19000
Apr 15	2009	Mar 31	2009	0.19000	0.00000	0.19000
May 15	2009	Apr 30	2009	0.19000	0.00000	0.19000
Jun 15	2009	May 29	2009	0.19000	0.00000	0.19000
Jul 15	2009	Jun 30	2009	0.19000	0.00000	0.19000
Aug 17	2009	Jul 31	2009	0.19000	0.00000	0.19000
Sep 15	2009	Aug 31	2009	0.19000	0.00000	0.19000
Oct 15	2009	Sep 30	2009	0.19000	0.00000	0.19000
Nov 16	2009	Oct 30	2009	0.19000	0.00000	0.19000
Dec 15	2009	Nov 30	2009	0.19000	0.00000	0.19000
Jan 15	2010	Dec 31	2009	0.19000	0.00000	0.19000
				2.28000	0.00000	2.28000

United States Individual Unitholders:

We believe the Trust should be treated as a qualified corporation and the units are equity for United States tax purposes. The Trust has calculated that 94.75% of the distributions paid in 2009 are dividends that are “Qualifying Dividends”. The remaining 5.25% of the 2009 distributions are a tax-deferred reduction to the cost of units for tax purposes. If the amount of “Non-Taxable Return of Capital” exceeds the cost of units, the excess should be reported as a capital gain. The taxability of distributions for US purposes is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually by the Trust based upon 2009 current and accumulated earnings in accordance with U.S. tax law.

Unitholders who are not residents of Canada for income tax purposes are encouraged to seek advice from a qualified tax advisor in the country of residence for the tax treatment of distributions. Monthly distributions payable to non-residents of Canada are normally subject to a withholding tax of 25% as prescribed by the Income Tax Act of Canada. This withholding tax may be reduced in accordance with reciprocal tax treaties, and in the case of the Tax Treaty between Canada and the United States, the withholding tax for residents of the United States is prescribed at 15%. U.S. taxpayers may be eligible for a foreign tax credit with respect to the Canadian withholding taxes paid. Information regarding the amount of Canadian tax withheld in 2009 should be available through your broker or other intermediary and is not provided by Vermilion.

Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.

Summary

The information in this release is not meant to be an exhaustive discussion of all possible income tax considerations, but a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Vermilion trust units. Holders or potential holders of trust units should consult their own income tax advisors as to the particular income tax consequences of holding the trust units.

Vermilion adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions, and focuses on the development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion also exposes its unitholders to significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

CONTACT:
Vermilion Energy Trust
Curtis W. Hicks, C.A., 403-269-4884
Executive VP & CFO
Paul Beique, 403-269-4884
Vice President Capital Markets
Fax: 403-264-6306
Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com